UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934

(Amendment No. 2)*

CannaVEST Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

137653101

(CUSIP Number)

2015 Tuttle Avenue, Suite A, Sarasota, Florida, 34239, Attn: Stuart Titus

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 137653101	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) General Hemp, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 539,996
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 539,996

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 539,996
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14.	TYPE OF REPORTING PERSON (see instructions) OO

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CUSIP No. 137653101	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stuart Titus
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 539,996
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 539,996

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 539,996
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

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ITEM 1. SECURITY AND ISSUER

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D (“Statement”) filed on behalf of the Reporting Persons with the Securities Exchange Commission on November 30, 2012 and as amended by that certain Amendment No. 1 filed on February 21, 2013. This Amendment No. 2 relates to the common stock, $0.0001 par value per share (the “Common Stock”), of CannaVEST Corp., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2688 South Rainbow Avenue, Suite B, Las Vegas, Nevada 89146.

Except as specifically amended by this Amendment No. 2, the disclosure in the Statement remains in full force and effect. Capitalized terms used in this Amendment No. 2 but not otherwise defined shall have the meanings given to such terms in the Statement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) is hereby amended and restated as follows:

(a) As of the date of this Amendment No. 2, the Reporting Persons may be deemed to beneficially own an aggregate of 539,996 shares of Common Stock, which constitutes 4.2% of the shares of Common Stock outstanding. The percentage set forth in Row 13 of the cover page and this Item 5(a) assumes that 12,944,167 shares of Common Stock were outstanding as of the date of this Amendment No. 2. The Issuer reported in its Quarterly Report on Form 10-Q filed on November 14, 2013, that 11,744,167 shares of Common Stock were outstanding as of such date. The Issuer reported in its Current Report on Form 8-K filed on November 20, 2013, that an additional 1,200,000 shares of Common Stock were sold to two investors; therefore, following such issuances, 12,944,167 shares of Common Stock are outstanding.

Item 5(b) is hereby amended and restated as follows:

(b) The Reporting Persons have share voting power and share dispositive power with respect to 539,996 shares of Common Stock.

See Item 2 of this Statement, which is hereby incorporated by reference in this Item 5(b).

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Item 5(c) is hereby amended and restated as follows:

During the last sixty (60) days, the Reporting Persons disposed of an aggregate of 62,603 shares of Common Stock at a range of prices from $40.76 per share to $166.17 per share through a number of sales on the Over-The-Counter Bulletin Board as set forth in the following schedule:

Trade Date	# Shares Sold	Price	# Shares Sold This Period
1-21-2014	500	$40.76	500
1-22-2014	548	$52.84	1048
1-22-2014	470	$67.85	1518
1-22-2014	200	$58.21	1718
1-23-2014	600	$69.28	2328
1-23-2014	200	$71.30	2528
1-24-2014	500	$71.85	3028
1-24-2014	200	$79.09	3228
1-24-2014	1800	$83.72	5028
2-5-2014	1114	$66.65	6142
2-6-2014	1000	$65.99	7142
2-7-2014	500	$58.79	7642
2-10-2014	500	$52.80	8142
2-10-2014	2000	$53.73	10,142
2-11-2014	500	$58.51	10,642
2-12-2014	500	$67.62	11,142
2-13-2014	1445	$67.26	12,587
2-14-2014	1300	$65.45	13,887
2-18-2014	1983	$77.51	15,870
2-19-2014	3615	$98.21	19,485
2-20-2014	3850	$117.55	23,335
2-21-2014	7898	$159.29	31,233
2-24-2014	3690	$166.17	34,923
2-25-2014	2044	$155.56	36,967
2-26-2014	2500	$150.54	39,467
2-26-2014	1844	$154.03	41,311
2-27-2014	744	$153.03	42,055
2-28-2014	1843	$150.51	43,898
3-3-2014	1176	$149.34	45,074
3-4-2014	605	$147.78	45,679
3-5-2014	938	$137.91	46,617
3-6-2014	609	$121.15	47,226
3-7-2014	1641	$119.19	48,867
3-10-2014	942	$90.21	49,809
3-11-2014	4077	$92.68	53,886
3-12-2014	2244	$89.93	56,130
3-13-2014	674	$86.49	56,804
3-14-2014	916	$79.29	57,720
3-17-2014	2001	$76.27	59,721
3-18-2014	2882	$73.78	62,603

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Item 5(e) is hereby amended and restated as follows:

On November 20, 2014, the Reporting Persons ceased to be the benficial owners of more than five percent of the Issuer’s Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following exhibits:

Exhibit 5	Joint Filing Agreement.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 19, 2014

Date

GENERAL HEMP, LLC

By: __/s/ Stuart Titus___

Stuart Titus

/s/ Stuart Titus_________

Stuart Titus

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